Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: May 22, 2018

IFF CEO on Frutarom buy: Access to a broader middle market minimizes supplier exposure

22 May 2018 --- Andreas Fibig, CEO of International Flavors & Fragrances(http://www.foodingredientsfirst.com/Supplier-Profiles/International-Flavors-Fragrances.html) (IFF), has identified the broad base of small and medium-sized customers as a key benefit in acquiring Frutarom(http://www.foodingredientsfirst.com/Supplier-Profiles/Frutarom.html) in a “transformational move” for the company. A base of 30,000 customers from the legacy Frutarom(http://www.foodingredientsfirst.com/Supplier-Profiles/Frutarom.html) business compared to just 3,000 for the much larger New York-headquartered company, could provide an opportunity to replicate IFF’s Tastepoint model that has proved to be successful in meeting the needs of small and medium businesses in the US since its inception last summer.

In an exclusive and detailed interview with FoodIngredientsFirst, Fibig has also dispelled suggestions that the US$7.1 billion was ushered in as a defensive response to Givaudan’s acquisition of Naturex, noting that the similar timings were “coincidental” and that talks with Frutarom had been ongoing for nine months. “Frutarom and ourselves were working on this deal for the last nine months. Late last summer we initially started speaking with them. We were not aware that Givaudan was closing on the Naturex deal and it just happened by chance at the same time. We already announced in our 2015 strategy that we wanted to execute acquisitions. We have done five in the last three years and now one transformational move, which brings us closer to our targets for 2020. So it’s a pure coincidence,” he stresses.

Integrating the diverse businesses will be challenging but achievable, with exposure to potential customer departures highly minimized throughout Frutarom’s broader customer base. “We think it is achievable,” Fibig claims. “It will help us with some of our procurement synergies, where we will get the bulk of our synergies and with our customer platform,” he says. “It will probably not be very easy. But with the exposure to so many different customers, there is no risk that when you lose one or two key customers that you are in danger of a deal. None of their customers is bigger than 1.5 percent of their sales line, so actually that makes us very confident, as you cannot lose so much. Sometimes when you acquire companies who are very dependent on one or two customers it can be a tricky situation during an integration. But it has not been the case here,” he notes.

Earlier this month(http://www.foodingredientsfirst.com/news/iff-to-buy-frutarom-in-us71bn-deal-seeks-to-create-a-global-leader-in-taste-scent-and-nutrition-212702.html), IFF agreed to acquire the Israeli flavors and ingredients company in a transaction valued at approximately US$7.1 billion, including the assumption of Frutarom’s net debt. The acquisition is expected to be cleared in 6-9 months times, with minimal competition concerns expected due to the complementary nature of the businesses.

By combining with Frutarom, IFF said it is seeking to accelerate its Vision 2020 strategy to create a global leader in natural taste, scent and nutrition, as 75 percent of Frutarom’s sales are natural. The move came just several weeks after leading flavors and fragrances company Givaudan announced an agreement to acquire 40.6 percent of the shares of Naturex, the global leader in specialty plant-based natural ingredients. Givaudan has said that it is looking to take it over entirely.

“We believe that this latest acquisition really creates a global leader in taste, scent and nutrition. It delivers accelerated growth for us and in particular, it makes us a global leader in natural solutions. We know that natural is not just a trend but something that will stay for a longer time. What we see out of this transaction is that customers will get a wider and a better portfolio of solutions, with an increased focus on health, wellness and naturality,” he says.

Fibig expects much more exposure to mid-sized and small customers as a result of the move, as well as entirely new business application areas. “The natural colors, food protection are good businesses as well as the infant nutrition that we are going into with Enzymotec. These are all very exciting areas and we hope that we can serve our existing customers even better as we can offer it to them. For example, if you take natural colors, they are already in use in Europe for a while, but the shift in the US from synthetic to natural colors is happening right now and we believe that we can participate in that as well,” Fibig adds.

IFF To Combine With Frutarom

Creating a Global Leader in Taste, Scent and Nutrition

Compelling Value Creation Opportunity

Sales
Accelerating Organic and Inorganic Revenue Generation

Profit
EBITDA Margin Expansion via Realization of Cost and Cross-Selling Synergies

EPS
Double Digit Adjusted Cash EPS Accretive in Year 2

Cash Flow
Enhanced Cash Flow to Meet Operating, Financing and Strategic Needs

Compelling Strategic Rationale

Natural
- Creates global leader in natural solutions
- Well-positioned to address customer & consumer demands

Portfolio
- Expands beyond flavors and fragrances into fast-growing categories of natural colors, enzymes, antioxidants & health ingredients
- Comprehensive portfolio with integrated solutions

Customers
- Significantly increases exposure to fast-growing small- and mid-sized customers, including private label
- Opportunity to leverage Tastepoint℠ model

Expands Exposure to Small & Mid-Sized Customers

% of 2018 Sales
50%
50%
40%
60%
IFF Flavors
IFF + Frutarom Flavors

Global Multinational Customers — Foundational Growth Opportunities

Local, Regional & Private Label Customers — Accelerated Growth Opportunities 2x+ Growth Rate

Fully Integrated Solutions

Fragrance
Flavor
Naturals
Health & Wellness

Fine	Beverage
Consumer	Sweet
Cosmetic	Dairy
Supplements	Bakery
Savory	

Consideration

IFF to acquire Frutarom for $106.25 per share[1] (67% cash / 33% stock)

Transaction valued at ~$7.1 billion, including assumption of Frutarom's net debt

Affiliates of ICC Industries Inc. with an approximately 36% stake of Frutarom's outstanding shares, to vote in favor of transaction

Expected closing in six to nine months

"By combining our deep R&D expertise with Frutarom's, we are offering our customers a broader range of solutions and accelerating our growth strategy. We believe this combination will lead to faster and more profitable growth, enhanced free cash flow and generate greater returns for our shareholders."

Andreas Fibig
IFF Chairman and CEO

"Today marks the culmination of a decades-long vision to become a global leader in taste and health. This combination provides great opportunities for both our dedicated employees and highly valued customers who will enjoy our combined technologies and global reach while maximizing value for our shareholders."

Ori Yehudai
Frutarom President and CEO

1 Based on IFF 10-day VWAP for the period ending May 4, 2018

The move into health and nutrition is seen as quite a departure for the company but is also indicative of a recent trend whereby major flavor houses are acquiring natural ingredients suppliers outside of their base. Givaudan’s move for Naturex came following Symrise’s acquisition of Diana Food. The IFF purchase of Frutarom will see the New York-headquartered company overtake Symrise and Firmenich into the number two spot, behind Givaudan.

Fibig believes that holding the number one or two spot itself is less important than the critical mass that now exists as a result of the strengthened position. “I would say that as a total company we are a striking distance to number one after they have consolidated Naturex. But the size of IFF and Givaudan now have good critical mass and everything which comes with it is the ability to invest more in R&D, which will help us on the innovation side,” he explains.

Why does Fibig believe that the major flavor houses are now getting into the nutrition sector too? “If you look at our core flavors and fragrances market, which may be worth US$20-21 billion, it’s not a big size. It is already a very consolidated market so everybody is already looking at adjacent areas. We started with active cosmetics in August 2015 and it has been a big success with double-digit growth. That was our first venture into an adjacent area,” he adds.

This segment has been performing at double-digit growth in recent quarters. “We have enjoyed 30 percent growth in the first quarter and is a very good business for us. Frutarom has a small active cosmetics business too, which is certainly attractive for us. Active cosmetics is a small high profitable business that is growing very fast. We are still under the US$100 million mark, but we want to be above that and next year together with what Frutarom has, we will certainly pass that,” he adds.

Overall, Frutarom is more of flavor, taste and nutrition business than a fragrances company, however. “They have classic flavors and savory business and all the adjacent businesses such as food protection, baby food, natural colors and cosmetics and fragrances too. Savory is very strong and particularly in Europe they are very strong through players like Wiberg and Gewürzmuehle Nesse,” he adds.

The Frutarom we know today is itself is the result of a spate of small and medium acquisitions in recent years. For example, back in March, the company revealed an agreement for the purchase of a 70 percent stake in Argentinian companies Meroar SA and Meroaromas SA for US$11.2 million. It marked the second acquisition so far of 2018, following 20 acquisitions in the past two years and 37 acquisitions carried out by the Israel-based company since 2013. It also meant Frutarom’s eighth acquisition in Latin America in the past six years.

How then will IFF integrate a company as complex as this? “We really want to move to taste instead of pure flavors – that is important. We probably will not integrate everything into our existing structure,” he adds. Fibig confirms that they will not sell off these businesses, but rather integrate them into a similar structure to what exists in the US known as Tastepoint(http://www.foodingredientsfirst.com/videos/the-launch-and-strategy-behind-tastepoint.html). Tastepoint by IFF, which was launched in 2017 is a new company designed to service the dynamic middle-market customer in North America. Tastepoint by IFF represents the merger of David Michael & Co. and Ottens Flavors, two American companies with long histories in the industry.

“Tastepoint is our outlet to the smaller and mid-size customers where we really provide them with agile and speedy service and access to IFF technology and the IFF pipeline. If you take this as a proxy for the traditional flavors and fragrances business of Frutarom, you are probably where we want to be to integrate things. It is not a full integration for everything as we really want to make sure that we keep our customers, whether big, medium or small, and we hope that with that setup it will help us inherit the customers as well with our service,” he explains.

Fibig notes that since its creation, Tastepoint has been a major growth engine for them that has outperformed the market, which is enjoying double-digit each quarter, even in a market like the US where volume grows at 1.5 percent. “We are very happy with Tastepoint, with double-digit growth each quarter, good reception from our customer base, very motivated people and it works extremely well. We compete with a lot of smaller players in that field and our Tastepoint people have access to the latest IFF technology and that distinguishes them from competitors. It is now worth US$150 million per year and by growing double-digit it adds some significant money over the quarters and years to us,” he says.

The next big step will be to internationalize the concept and Frutarom offers a very attractive base to do so. The strategy will likely not fall under the Tastepoint label per se, but the concept will be the same. “The focus would be everywhere, including western Europe as they have a very big small and medium-size customer base there too,” he says.

A similar pathway is perceived for these smaller legacy Frutarom businesses. “They will be part of the IFF family that is clear but we may treat them a bit differently, as is the case with Tastepoint, which we have as an extra outlet. It is part of IFF, but we have a very nimble team to deal particularly with mid-size and small customers,” he says.

A similar business could be a possibility depending on how successful this concept proves to be. “What is more important for us to the adjacent businesses is that we find the right crossover opportunity. For example, in the case of natural colors, it is about how we can sell these solutions to our existing customers but also vice versa in terms of how we can take some of the great IFF technologies into their customers,” he says.

The rationale for this huge business deal is clearest when the active areas are spelled out. “If we look at our customer base, we have around 3,000 customers, Frutarom has 30,000. That means that our exposure to many of these new customers will be fantastic, so we have much more growth opportunities going forward. Another topic which has been discussed in the industry for a while is the notion of total solutions business, particularly nutrition, will be much more doable with Frutarom under our roof than before. All in all, when you look at the top line of the new IFF it is about taste, scent and nutrition, which all goes together,” he adds.

There are a number of regional expansion benefits due to the acquisition move, with “very complementary” footprints. “For example, Frutarom is not very strong in Asia, while we are. We are not super strong in eastern and southern Europe, while they are. That helps us with creative centers and manufacturing facilities. In Latin America, they have facilities in Peru that we don’t have,” Fibig explains. “They have a facility in Central America that we don’t have. In the other areas, we are very strong. It helps in terms of our outreach to our customers and having a presence on the ground with application centers. A particularly good fit as eastern Europe as we weren’t really strong there and that is probably the biggest gap area,” he adds.

He is confident on the outlook for the company’s R&D pipeline, which has changed significantly in the last three years. “It is the fullest and richest pipeline that we have had for the last 20 years. We have so many new molecules and processes on both sides of the business that we are very happy with what we have in store. Even on the active cosmetics side, we have just launched a new molecule to reverse gray hair. The uptake has been phenomenal. This molecule has been in development for seven years and now we are taking it to market. We started in April with it,” he notes.

Fibig is highly optimistic in this regard: “A lot of brilliant things are happening and we are also looking at taking a lot of outside innovation into our R&D labs, which we have not done so much in the past and we can expect more to come going forward. The ability to apply these technologies to new customers now is staggering and that will create a lot of value for our customers and shareholders going forward,” he says.

One example he points to is the notion of the 3D printing of flavors, a technology that IFF is set to roll out in the coming weeks. “When you take a chewing gum in your mouth you have to water it a bit and at the beginning, it tastes a bit like paper before the flavor comes out. But you could change that when you print flavors on top of it as then you have the sensation of the flavor immediately,” he explains.

Despite industry skepticism about 3D printing technology as a gimmick rather than a huge opportunity, Fibig believes that it could have mainstream potential. “The customers that we talked to are very excited. A fun one was a big customer for chips. You can print different flavors or seasonings on both sides of the chip, which gives an interesting sensation to your mouth. You can do a lot of crazy things. We are now looking at whether it is merely for the premium segment or whether you can do it for the broad market too. That’s how every innovation starts,” he adds.

The merging together of two flavor houses could indeed spell much more opportunities for innovation such as this one, as R&D teams swap ideas from all corners of the globe.

By Robin Wyers

To contact our editorial team please email us at editorial@cnsmedia.com

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.